Attorneys & Government Relations Professionals
Brian S. North 215 665 3828 brian.north@bipc.com	Two Liberty Place 50 S. 16th Street, Suite 3200 Philadelphia, PA 19102-2555 T 215 665 8700 F 215 665 8760 www.bipc.com

October 15, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Stratex Oil & Gas Holdings, Inc.
Registration Statement on Form S-4
Filed August 26, 2014
Response dated October 3, 2014
File No. 333-198384

Dear Mr. Schwall:

This letter is furnished on behalf of Stratex Oil & Gas Holdings, Inc. (the “Company”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2014 to Stephen Funk, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-4 (Reg. No. 333-198384) which was filed with the Commission on August 26, 2014 (the “Registration Statement”) and our prior response dated October 3, 2014 to the Staff’s comment letter dated September 16, 2014.

The text of the Staff’s comment has been included in this letter in italics below for your convenience.

Amendment No. 1 to Registration Statement on Form S-4

1.	We note your response to prior comment 1. Please tell us what consideration you have given to the applicability of Section 7-111-103 of the Colorado Revised Statutes to the transactions contemplated by the Merger Agreement and whether such Colorado statute requires approval of your shareholders for the merger with Richfield.

Response:

We have considered the application of Section 7-111-103 of the Colorado Revised Statutes to the transactions contemplated by the Merger Agreement and that statutory provision does not require the approval of Stratex’s shareholders for the merger of Statex’s subsidiary, Richfield Acquisition Corp., a Nevada corporation (“Merger Sub”), with and into Richfield Oil & Gas Company, Inc, also a Nevada corporation (“Richfield”).

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Mr. Roger Schwall, Assistant Director

October 15, 2014

Section 7-111-103 (1) of the Colorado Revised Statutes specifies which entities must obtain shareholder approval for a merger under Colorado law:

“After adopting . . . a plan of merger complying with section 7-90-203.3, . . . the board of directors . . . of each corporation party to the merger . . . shall submit the . . . plan of merger, except as provided in subsection (7) of this section or in section 7-111-104, . . . to its shareholders for approval.”

By its express terms, Section 7-111-103(1) only requires a corporation which is a party to the merger to submit the plan of merger to its shareholders for their approval. Stratex is not a party to the merger set forth in the Merger Agreement. Merger Sub and Richfield are the parties to the merger. Section 1.1(a) of the Merger Agreement provides:

“At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of Chapter 78 and 92A of the Nevada Revised Statutes (the "NRS"), Merger Sub shall be merged with and into Company (the "Merger"), whereupon the separate corporate existence of Merger Sub shall cease, and Company shall continue its existence under Nevada law as the Surviving Corporation and a direct wholly owned subsidiary of Parent (the “Surviving Corporation”).”

Under the Merger Agreement, Stratex is not merging into another entity and no other entity is merging into it. It is the same corporate entity both before and after the merger of its Nevada subsidiary into Richfield. Simply stated, it is not a party to the merger. As noted in Wests’ Colorado Practice Series:

“Probably the most common merger procedure is for the acquiring corporation to form a subsidiary that merges with the acquired corporation. This eliminates the Buyer's shareholder vote, simplifies procedures, and segregates the acquired corporation and its liabilities in a newly formed subsidiary. This is often referred to as a triangular merger.”

1 COPRAC § 6:8, 1 Colo. Prac., Methods Of Practice § 6:8 (7th ed.) note 12.

Colorado corporate law is no different than the corporate law of most other jurisdictions when it comes to the shareholder approval required in a triangular merger – the merger of a parent corporation’s subsidiary into another entity does not require the approval of the parent corporation’s shareholders.

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Mr. Roger Schwall, Assistant Director

October 15, 2014

If you have any further questions about the application of Colorado law to the merger contemplated by the Merger Agreement, please call me at your earliest convenience. As set forth in Amendment No. 1 to the Registration Statement, yesterday was the record date for the November 24th Richfield special meeting.

Very truly yours,

s/ Brian S. North
Brian S. North

cc: Matthew Cohen, Esquire

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